

16014605

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-27061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JUST2TRADE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 40TH FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Clifford - CFO (646) 468-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 WEST 50TH STREET	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Xing Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JUST2TRADE, INC., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAGDAI ISHWAR-SUKHDEO
Notary Public - State of New York
No. 01IS6246869
Qualified In New York County
My Commission Expires August 15, 2019

Signature

Chief Executive Officer
Title

2/29/16
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Just2Trade, Inc. (f/k/a WhoTrades, Inc.)
Contents
Year Ended December 31, 2015

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Just2Trade, Inc. (f/k/a WhoTrades, Inc.)

We have audited the accompanying statement of financial condition of Just2Trade, Inc. (f/k/a WhoTrades, Inc.), (the "Company"), as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Just2Trade, Inc. (f/k/a WhoTrades, Inc.), as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information included on Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Just2Trade, Inc.'s (f/k/a WhoTrades, Inc.) management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



February 29, 2016

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

Just2Trade, Inc. (f/k/a WhoTrades, Inc.)
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	**580,507**
Receivable from broker-dealers		**786,089**
Deposits with clearing organizations		**100,000**
Securities owned, at fair value		**67,343**
Due from affiliate		**35,741**
Prepaid expenses and other assets		**101,021**
Property and equipment, net		**605,003**
Intangible assets, net		**750,000**
Total assets	**$**	**3,025,704**
Liabilities and stockholder's equity		
Liabilities		
Securities sold, not yet purchased	$	**63,661**
Accrued expenses and other liabilities		**114,848**
Total liabilities		**178,509**
Stockholder's equity		
Common stock, no par value;		
100 shares authorized, issued and outstanding		**210,040**
Paid-in capital		**10,800,000**
Accumulated deficit		**(8,162,845)**
Total stockholder's equity		**2,847,195**
Total liabilities and stockholder's equity	**$**	**3,025,704**

The accompanying notes are an integral part of these financial statements.

Just2Trade, Inc. (f/k/a WhoTrades, Inc.)
Statement of Operations
Year Ended December 31, 2015

Revenues	
Commission income	$ **566,318**
Revenues/(Losses) principal transactions	**(122,718)**
Other Income	**157,339**
Total Revenues	**600,939**
Expenses	
Employee compensation and benefits	**817,573**
Clearing and exchange fees	**658,131**
Rent and maintenance	**200,558**
Computer and internet	**857,719**
Regulatory fees	**65,038**
Professional services	**328,989**
Sales tax	**16,126**
Depreciation and amortization	**447,971**
Other	**48,784**
Total expenses	**3,440,889**
Net loss	**$ (2,839,950)**

The accompanying notes are an integral part of these financial statements.

Just2Trade, Inc. (f/k/a WhoTrades, Inc.)
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (2,839,950)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	447,971
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
Receivable from broker-dealers	(702,112)
Deposits with clearing organizations	(50,000)
Securities owned, at fair value	4,403
Due from affiliate	5,473
Prepaid expenses and other assets	(30,297)
Securities sold, not yet purchased	63,661
Accrued expenses and other liabilities	57,387
Net cash used in operating activities	(3,043,464)
Cash flows from investing activities	
Purchase of intangible assets	(900,000)
Net cash used in investing activities	(900,000)
Cash flows from financing activities	
Capital contributions	2,100,000
Net cash provided by financing activities	2,100,000
Net decrease in cash and cash equivalents	(1,843,464)
Cash and cash equivalents at beginning of year	2,423,971
Cash and cash equivalents at end of year	$ 580,507

The accompanying notes are an integral part of these financial statements.

Just2Trade, Inc. (f/k/a WhoTrades, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock		Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance - December 31, 2014	100	$ 210,040	$ 8,700,000	$ (5,322,895)	$ 3,587,145
Capital contributions	-	-	**2,100,000**	-	**2,100,000**
Net loss	-	-	-	**(2,839,950)**	**(2,839,950)**
Balance - December 31, 2015	**100**	**$ 210,040**	**$ 10,800,000**	**$ (8,162,845)**	**$ 2,847,195**

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Just2Trade, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority ("FINRA"). On November 25, 2015, the Company filed a Certificate of Amendment with the State of Delaware to change its name from "WhoTrades, Inc." to "Just2Trade, Inc."

In October 2012, the Company executed a "fully disclosed" clearing agreement with another broker-dealer, Vision Financial Markets, LLC ("Vision"), whereby the Company will operate as an introducing broker under the clearance agreement with Vision (clearing broker), which assumes and maintains the accounts of the Company's customers. In August 2015, the Company terminated its clearing agreement with Vision.

On February 23, 2015, the Company entered into an agreement to acquire approximately 6,000 brokerage accounts of another broker-dealer, as well as its trade name, Just2Trade, and its website intellectual property. As part of this transaction, the Company executed a "fully disclosed" clearing agreement with another broker-dealer, COR Clearing LLC ("COR"), whereby the Company will operate as an introducing broker under the clearance agreement with COR, which assumes and maintains the acquired accounts. The clearing agreement is effective February 1, 2015. The Company deposited $900,000 into an escrow account on February 24, 2015 to be paid equally at two intervals as defined in the agreement. The transaction required FINRA approval which was received on February 24, 2015. As part of the transaction, the Company entered into a license agreement for software license and services with the current operations and technology support provider. Approximately 30 days after the closing of this transaction the Company paid the service provider $30,000 for each of the first two months and $15,000 per month thereafter. The term of the license will be four months renewable monthly thereafter with the Company able to terminate with at least 15 days written notice. All costs related to the transfer of the accounts are the sole responsibility of the Company. The Company terminated the license agreement on August 1, 2015.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Intangible Assets
Acquired intangible assets with finite lives, which consist of trade name, website intellectual property, and brokerage customer accounts are amortized on a straight-line basis over estimated useful lives of 5 years.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased, at December 31, 2015, are carried at fair value, include the following:

Description	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ **67,188**	$ **63,661**
Options on equity securities	**155**	**-**
Total	$ **67,343**	$ **63,661**

Equities and options on equities are valued at the closing price reported on the active market on which the individual securities are traded.

Revenue Recognition
Security transactions and the related revenue and expense are recorded on the trade date as if they had settled. Unrealized gains/(losses) on securities held at year end are included in revenues/(losses) principal transactions in the statement of operations. Amounts receivable and payable from securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC Topic 740, "Income Taxes," relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2015, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state and local taxing authorities for years prior to December 31, 2012.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Deposits with Clearing Organizations
Deposits with clearing organizations represent cash deposited with Vision and COR for the purposes of supporting clearing and settlement activities. The Company maintains a deposit with Vision in the amount of $50,000 at December 31, 2015. The agreement between the Company and COR requires the Company to maintain a clearing deposit of $100,000. At December 31, 2015, the Company's clearing deposit with COR totaled $50,000.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the

reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2015:

Description		Total		Level 1
Long equities	$	**67,188**	$	**67,188**
Short equities		**(63,661)**		**(63,661)**
Options on equity securities		**155**		**155**
Total	$	**3,682**	$	**3,682**

4. Related Party

The Company is owned by F.H. Global, Inc., which is owned by a shareholder.

The Company shares office space and IT infrastructure with WhoTrades FX, LLC ("FX"), another company under the common ownership of F.H. Global, Inc. The Company and FX have agreed to equally share certain operating expenses. Amounts due from FX at December 31, 2015, equal $35,741 and are considered due on demand and non-interest bearing.

The Company has historically relied on its parent to meet its cash flow requirements. The Company will need additional funds to sustain its operations and to fund future business development. The parent is committed to fund the Company due to the role the Company plays in the parent's overall strategy.

5. Property and Equipment and Intangible Assets

Property and equipment consist of the following at December 31, 2015:

Computer hardware and related equipment	$	**608,625**
Furniture and fixtures		**66,389**
Other property		**858,486**
		1,533,500
Less: accumulated depreciation and amortization		**(928,497)**
	$	**605,003**

Depreciation and amortization expense for the year ended December 31, 2015 was $297,971.

As of December 31, 2015, the Company has the following amounts related to intangible assets:

	December 31, 2015	
	Gross Carrying Amount	*Accumulated Amortization*
Amortized intangible assets:		
Trade name and website intellectual property	$ -	$ -
Brokerage customer accounts	900,000	(150,000)
Total	$900,000	$(150,000)

No significant residual value is estimated for these intangible assets. Aggregate amortization expense for the years ended December 31, 2015 totaled $150,000. The following table represents the total estimated amortization of intangible assets for the five succeeding years:

For the Year Ending December 31	*Estimated Amortization Expense*
2016	$180,000
2017	$180,000
2018	$180,000
2019	$180,000
2020	$30,000

6. Derivative Financial Instruments

Derivative financial instruments traded by the Company (the value of which is based upon an underlying asset, index or reference rate) include options.

Derivatives are used for trading purposes and managing risks associated with the portfolio of investments and are not designated as hedging instruments. They are subject to various

risks similar to those related to the underlying financial instruments, including market and credit risks.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements, and fluctuations in security prices.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk is limited to amounts recorded by the Company as assets.

Options

The Company may buy or sell short put and call options through listed exchanges and over-the-counter markets. The buyer has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific security or other underlying asset at a specified price prior to or on a specified expiration date. In connection with selling options short, the Company is exposed to the risk of loss if the market price of the underlying asset declines (in the case of a put option) or increases (in the case of a call option). The market and credit risk associated with purchasing put and call options is limited to the amount originally paid.

Amounts paid on purchasing options are recorded as assets while proceeds received from selling options short are recorded as liabilities on the statement of financial condition which are both subsequently adjusted to fair value. The difference between the fair value of an option and the amount paid or proceeds received are included in revenues – principal transactions on the statement of operations.

The fair value of derivative instruments on the statement of financial condition can be seen in the fair value footnote disclosure. There is no material impact on the statement of operations.

Volume of Derivative Activities

At December 31, 2015, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by derivative, are as follows:

	Long Exposure	
Derivative	Notional Amounts (a)	Number of Contracts
Options – Long	$ 100,000	10

(a) Notional amounts for options are based on the fair value of the underlying instruments as-if exercised at December 31, 2015.

7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) are presented below:

	December 31, 2015
Net operating loss carryforward	**$ 2,857,000**
Depreciation expense	**126,000**
Valuation allowance	**(2,983,000)**
	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the limited level of historical taxable income under the current corporate structure, and projections for future taxable income over the periods in which the deferred tax assets are deductible, management cannot predict when the Company will realize the benefits of the net operating loss carryforwards and accordingly has applied a valuation allowance of $2,983,000 against its deferred tax asset.

The valuation allowance increased from $2,628,000 during 2014 to $2,983,000 during 2015. At December 31, 2015, the Company's net operating loss carryforwards for federal and state and local tax purposes were approximately $6,332,000 and $5,902,000, respectively, which are available to offset future federal and state and local taxable income, if any, which will expire through the year ended December 31, 2035.

8. Commitments

The Company, together with FX, agreed to lease and share office premises. The Company and FX are jointly and severally obligated under a non-cancellable operating lease for this office space. This lease will expire on February 29, 2016.

A new office premises will be occupied beginning on April 1, 2016. The Company and FX are jointly and severally obligated under a non-cancellable operating lease for this office space. This lease will expire on March 31, 2021.

Future minimum annual rental payments under the new lease are as follows:

Year ending December 31,	
2016	$ 141,897
2017	189,197
2018	189,197
2019	189,197
2020	189,197
Thereafter	47,300
	$ 945,985

Rent expense charged to the Company for the year ended December 31, 2015 was $200,558.

The Company has a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers all employees who have attained the age of 21 and provides for participants to defer salary amounts up to statutory limits. The Company is allowed to make discretionary matching contributions based on the salary deferrals contributed by each participant. A matching contribution in the amount of $2,674 was made for the year ended December 31, 2015.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2015, the Company had net capital, as defined, of $1,341,247 which exceeded the required minimum net capital of $100,000 by $1,241,247. Aggregate indebtedness at December 31, 2015, was $114,898. The ratio of aggregate indebtedness to net capital was 0.085 to 1.

10. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit at its bank. Balances at its bank are generally insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2015, the Company had approximately $331,000 in excess of FDIC insured limits.

Schedule I

Just2Trade, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Computation of net capital			
Total stockholder's equity		$	**2,847,195**
Deductions			
Nonallowable assets			
Property and equipment and intangible assets, net	**1,355,003**		
Due from affiliate	**35,741**		
Receivable from broker-dealers	**15**		
Prepaid expenses and other assets	**97,148**		
Haircuts - securities and money market funds	**18,041**		**1,505,948**
Net capital, as defined		**$**	**1,341,247**
Computation of basic net capital requirement			
Minimum net capital requirement		**$**	**100,000**
Excess net capital		**$**	**1,241,247**
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital		**$**	**1,221,247**
Computation of aggregate indebtedness			
Items included in statement of financial condition			
Accrued expenses and other liabilities		**$**	**114,848**
Total aggregate indebtedness		**$**	**114,848**

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total Aggregate Indebtedness}}{\text{Net Capital}} \quad \frac{\$\ 114,848}{\$\ 1,341,247} = 0.085$$

The ratio of aggregate indebtedness to net capital is 0.085 to 1 compared to the maximum allowable ratio of 15 to 1.

Just2Trade, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Schedule III

Just2Trade, Inc.

Reconciliations
Under Rule 17a-5(d)(2) of the Securities and Exchange Commission
Year Ended December 31, 2015

There is no material difference between the Company's net capital per the Company's most recent unaudited Form X-17A-5 Part IIA filing and net capital as computed on Schedule I.

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Just2Trade, Inc. (f/k/a WhoTrades, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Just2Trade, Inc. (f/k/a WhoTrades, Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Just2Trade, Inc. (f/k/a WhoTrades, Inc.) claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the "exemption provisions") and (2) Just2Trade, Inc. (f/k/a WhoTrades, Inc.) stated that Just2Trade, Inc. (f/k/a WhoTrades, Inc.) met the identified exemption provisions throughout the most recent fiscal year without exception. Just2Trade, Inc.'s (f/k/a WhoTrades, Inc.) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Just2Trade, Inc.'s (f/k/a WhoTrades, Inc.) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WeiserMazars LLP

February 29, 2016

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

To the best knowledge and belief of Just2Trade, Inc.:

Just2Trade, Inc. has claimed an exemption from SEC Rule §240.15c3-3 during the year ended December 31, 2015, under the provision in paragraph (k)(2)(ii), without exception.



Name: Xing Wang
Title: CEO
Date: February 29, 2016

MAZARS

WeiserMazars

Independent Accountants' Report on Applying Agreed-Upon Procedures
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
Just2Trade, Inc. (f/k/a WhoTrades, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Just2Trade, Inc. (f/k/a WhoTrades, Inc.) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries listed in the disbursement journals, noting there were no listed assessment payments required in Form SIPC-7, and no payments were recorded in the cash disbursement records;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and,
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WeiserMazars LLP

February 29, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Just2Trade, Inc.
17 State Street, 40th floor
New York, NY 10004
FINRA, SEC No. 8-27061
12/31/2015

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Clifford 646-468-3455

2. A. General Assessment (item 2e from page 2) $ (449)

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (449)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

WhoTrades, Inc. (SEC No. 8-27061)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Just2Trade, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of February, 20 16.

CFO/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$600,939
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	(122,718)
Total additions	(122,718)
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	658,131
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	658,131
2d. SIPC Net Operating Revenues	$(179,910)
2e. General Assessment @ .0025	$(449)

(to page 1, line 2.A.)